Exhibit (b)(2)

Oak Investment Partners

525 University Avenue, Suite 1300

Palo Alto, California 94301

Telephone (650) 614-3700

Telecopier (650) 328-6345

October 7, 2003

Melita International Ltd.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center, 33rd Floor

San Francisco, California 94111

Attention: Prescott Ashe

Gentlemen:

Melita International Ltd., a Cayman Islands company (“Parent”), has informed Oak Investment Partnerships IX, Limited Partnership, Oak IX Affiliates Fund, Limited Partnership, Oak IX Affiliates Fund-A, Limited Partnership, Oak Investment Partners X Limited Partnership and Oak X Affiliates Fund, Limited Partnership (collectively, “Oak Investment Partners”) that it proposes to acquire (the “Acquisition”) 100% of the capital stock of Concerto Software, Inc. (“Castle”), pursuant to an agreement and plan of merger dated on or about the date hereof (the “Merger Agreement”) among Parent, Bach Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition Sub”) and Castle. The Acquisition is intended to be effected by the merger of Acquisition Sub with and into Castle, with Castle surviving the merger (the “Merger”). Reference is made to those certain Commitment Letters, dated as of even date herewith, from each of Highbridge/Zwirn Special Opportunities Fund, L.P. and Wells Fargo Foothill, Inc. addressed to Melita International Inc. (the “Debt Commitment Letters”) and from Golden Gate Private Equity, Inc. addressed to Parent (the “Golden Gate Commitment Letter”).

We are pleased to advise you that Oak Investment Partners is committed to invest up to $57.1 million in cash equity in Parent as provided below (the “Equity Facility”) as a source of funds required to fund the Acquisition and the Merger in accordance with the terms of the Merger Agreement. Our commitment is conditioned solely upon the fulfillment in accordance with the terms thereof of each of the conditions precedent to Parent’s and Acquisition Sub’s obligations to consummate the Acquisition and the Merger under the Merger Agreement.

The Equity Facility consists of the three following commitments:

1)	A cash equity commitment of $28 million subject only to the general terms and conditions of this letter;

2)

If either Highbridge/Zwirn Special Opportunities Fund, L.P. (“Highbridge”) or Wells Fargo Foothill, Inc. (“Foothill”) does not exercise its respective equity investment option provided in the Debt Commitment Letters, an additional cash equity commitment of up

Melita International Ltd.

October 7, 2003

to one-half of the amount of the unexercised option (but in no event greater than $3.5 million); and

3)	If either Highbridge or Foothill (or any replacement source of debt financing) fails to provide any amount of the financing provided for in the Debt Commitment Letters, an additional cash equity commitment of up to 42.66% of such shortfall (but in no event greater than $25.6 million).

The equity financing provided pursuant to this letter, together with Oak Investment Partners’ existing investment in Parent is expected to represent the percentage of Parent’s fully diluted equity account set forth on the “Project Symphony—Sources and Uses (Base Case)” delivered on September 30, 2003 by Golden Gate Capital. The equity financing provided by each of Golden Gate Capital and Oak Investment Partners pursuant to this letter and the Golden Gate Commitment Letter will purchase securities which have effectively identical economic terms and conditions, at the same effective purchase prices for such securities.

Oak Investment Partners reserves the right, prior to or after execution of definitive documentation for the equity financing transactions contemplated hereby, to assign any portion of its equity commitment hereunder to one or more other investors with your approval (not to be unreasonably withheld or delayed), and upon the actual funding of such assigned portion of Oak Investment Partners’ equity commitment effective upon the closing of the Merger, Oak Investment Partners shall have no further obligation to you with respect thereto.

In consideration of our making this commitment to you, you agree, whether or not definitive documentation with respect to the financing is executed, (a) to pay, indemnify, and hold Oak Investment Partners (and its affiliates, and their respective directors, partners, officers, employees, agents and advisors) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to or arising out of the Acquisition or the Merger, this letter, or the execution, delivery, enforcement and performance, or consummation, of the agreements and financings and other transactions referred to herein or in any agreements executed in connection herewith and (b) to pay upon demand the costs and expenses of Oak Investment Partners (including the fees and disbursements of counsel to Oak Investment Partners) arising in connection with the preparation, execution and delivery of this letter and the definitive documentation.

Our obligations under this letter will expire on the earlier of (i) the satisfaction of our obligations set forth in this agreement and (ii) the expiration or termination of the Merger Agreement in accordance with the terms thereof.

Melita International Ltd.

October 7, 2003

The parties hereto acknowledge and agree that Castle is a third party beneficiary of this letter agreement. This letter agreement will inure to the benefit of and be enforceable by Castle; provided that this letter agreement may not be amended, modified or waived in any manner adverse to Castle without the prior written consent of Castle.

This commitment letter shall be governed by and construed in accordance with the internal laws of the State of California (excluding the provisions of such laws regarding conflicts of law).

This commitment letter may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement. This commitment letter may not be assigned without the other party’s written consent.

From and after the expiration of this letter, Oak Investment Partners will have no further liability or obligation to any person or entity as a result of this letter agreement; provided that nothing herein shall relieve Oak Investment Partners of any obligations for any breach of this letter agreement prior to any such expiration.

* * * * *

Melita International Ltd.

October 7, 2003

If you are in agreement with the terms of this commitment letter, please forward an executed copy of this letter to the undersigned. We appreciate the opportunity to work with you on this transaction.

Yours sincerely,

OAK INVESTMENT PARTNERS IX, LIMITED PARTNERSHIP

Fredric W. Harman Managing Member of Oak Associates IX, LLC The General Partner of Oak Investment Partners IX, Limited Partnership

OAK IX AFFILIATES FUND, LIMITED PARTNERSHIP

Fredric W. Harman Managing Member of Oak IX Affiliates, LLC The General Partner of Oak IX Affiliates Fund, Limited Partnership

OAK IX AFFILIATES FUND-A, LIMITED PARTNERSHIP

Fredric W. Harman Managing Member of Oak IX Affiliates, LLC The General Partner of Oak IX Affiliates Fund-A, Limited Partnership

Melita International Ltd.

October 7, 2003

OAK INVESTMENT PARTNERS X LIMITED PARTNERSHIP

Fredric W. Harman Managing Member of Oak Associates X, LLC The General Partner of Oak Investment Partners X, Limited Partnership

OAK X AFFILIATES FUND, LIMITED PARTNERSHIP

Fredric W. Harman Managing Member of Oak X Affiliates, LLC The General Partner of Oak X Affiliates Fund, Limited Partnership

Accepted and Agreed to as of the date first above written.

MELITA INTERNATIONAL LTD.
By:
Name:
Title: Director